January 22, 2025

Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Staff comments to various annual shareholder reports and related filings made on behalf of the Allspring Funds (the “Funds”) listed on Exhibit A attached

Dear Ms. Fettig:

We have summarized your oral comments to the various annual shareholder reports and related filings made on behalf of the Funds listed on Exhibit A that you relayed to us in our telephone conversation on August 19, 2024. Please note the following responses to your comments below. Capitalized terms not defined below are intended to refer to the defined terms used in the filings referenced above.

Form N-CSR:

Comment 1:
With respect to Allspring Absolute Return Fund and Allspring Income Opportunities Fund, you noted that each Fund changed the presentation of benchmark performance in the Performance Highlights section, and you requested that we confirm in correspondence whether this change was the result of a change in primary benchmark or the inclusion of an additional benchmark.

Response 1: With respect to the Allspring Absolute Return Fund, the Fund has added a composite benchmark, the Absolute Return Blended Index, as a secondary benchmark for the Fund, in connection with a recent change to the Fund’s investment strategy. The Fund’s primary benchmark remains the Morgan Stanley Capital International All Country World Index (Net).

With respect to the Allspring Income Opportunities Fund, the Fund has added the Bloomberg U.S. Universal Bond Index as the Fund’s new primary benchmark in order to meet the revised requirements for an “appropriate broad-based securities market index” as set forth in Item 27A of Form N-1A.

Comment 2:
With respect to Allspring Alternative Risk Premia Fund and the references to Reg S-X 12-13C and AICPA Expert Panel Meeting Minutes dated February 20, 2018, you requested that we consider additional disclosure relating to swap contracts used by the Fund. Specifically, you asked whether there were any up-front payments or receipts that should be disclosed in the Schedule of Investments, and asked that we make it clearer which side of the total return swap the Fund was on. In addition, you asked that we confirm the benchmark for the swap and consider adding disclosure about custom basket swaps

Response 2: There were no up-front payments or receipts relating to the swap contracts used by the Fund.  The requested disclosures will be considered for future filings.

Comment 3:
With respect to Funds that utilize zero coupon bonds, such as Allspring Ultra Short-Term Municipal Income Fund, you asked that in future filings we disclose a yield for these zero coupons noting that per Reg S-X 12-12 footnote 4 such disclosure is not required but the staff considers doing so a best practice.

Response 3: We will consider the feasibility of including the yield of zero-coupon bonds in the schedule of investments included in future shareholder reports.

Comment 4:
With respect to Allspring Income Opportunities Fund, you noted that per Reg S-X 6-04(15), funds are required to add a line item to the Statement of Assets and Liabilities for commitments and contingencies, including a parenthetical that references the particular Note to the financial statements that includes further detail. You requested that we do so in future filings.

Response 4: The requested disclosures will be made in future filings.

Comment 5:
With respect to Allspring Alternative Risk Premia Fund, you noted that the recent filing included disclosure on a reimbursement for a trade error. You asked that we include in correspondence the details on the nature of the trade error along with any internal control implications and mitigating actions taken.

Response 5: The Allspring Alternative Risk Premia Fund performs a monthly rebalance for one of its strategies.  The information used to determine the trades for this rebalance was from an incorrect date causing the trading error.  The trades were corrected once discovered leading to the reimbursement of amount disclosed in the Statement of Operations and the Notes to Financial Statements.  The error did not exceed $0.01 and 50 basis points of the Fund’s NAV, so shareholder reprocessing was not required.  Additional reviews of the rebalance trades were implemented to ensure correct information is used going forward.

Comment 6:
With respect to Allspring Alternative Risk Premia Fund, you noted that other expenses represented approximately 14% of total expenses for the Fund and asked that we confirm in correspondence if any specific component of these expenses individually was greater than 5% of total expenses. You noted that going forward the Fund must include any such items in a separate line item in the Statement of Operations pursuant to Reg S-X 6-07(2)(b).

Response 6:
For Allspring Alternative Risk Premia Fund, there were miscellaneous expenses related to foreign fair valuation in “Other expenses”.  The requested disclosure has been made in the June 2024 annual report of Allspring Alternative Risk Premia Fund and will be made in future filings.  Those expenses, if material, will be included in the custody and accounting fee in the future.

Comment 7:
With respect to Allspring Global Long/Short Equity Fund and Allspring U.S. Long/Short Equity Fund, you noted that each Fund was established in connection with a shell reorganization. Pursuant to the Division of Investment Management’s Dear CFO Letter Item 1998-04, you noted the staff’s views on such reorganizations resulting in the need for specific change in auditor disclosure and asked that we include in future filings as needed.

Response 7:
Note 9 in the Notes to Financial Statements for the Allspring Global Long/Short Equity Fund and Note 10 in the Notes to Financial Statements for the Allspring U.S. Long/Short Equity Fund include disclosure regarding the change in auditor.  The disclosure noted the following:

“Prior to December 16, 2022, Tait, Weller & Baker LLP was the independent registered public accounting firm for the Predecessor Fund. As a result of the Fund’s acquisition of the Predecessor Fund, KPMG LLP became the Fund’s independent registered public accounting firm.

The reports of the financial statements audited by Tait, Weller & Baker LLP for each of the years in the four-year period ended October 31, 2022 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements or reportable events between the Predecessor Fund and Tait, Weller & Baker LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Tait, Weller & Baker LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years.”

Comment 8:
With respect to Allspring Absolute Return Fund, you requested that we explain supplementally why the financials for Allspring Macro Strategies Portfolio had been included while the financial statements of the other funds listed as “Affiliated Master Portfolios” in the Schedule of Investments were not included.

Response 8: Allspring Absolute Return Fund is a fund-of-funds and is the sole investor in Allspring Macro Strategies Portfolio.  Allspring determined that since there are no other investors in the Allspring Macro Strategies Portfolio, standard master/feeder presentation of Allspring Macro Strategies Portfolio would be beneficial to shareholders.

Comment 9:
With respect to the Allspring money market funds, you noted the requirement to disclose distributable earnings in both the Statement of Assets and Liabilities and in the Notes, however, you asked for an explanation of the differences between the figures included in these two locations.

Response 9: The difference between distributable earnings in the Notes to Financial Statements and the amounts disclosed in the Statement of Assets and Liabilities are attributable to dividends payable and deferred trustees’ fees.

Comment 10:
With respect to all the Notes to the financial statements for all Allspring Funds, you asked that in future filings the Note on Related Party Transaction disclose how often fees are paid to the investment manager (e.g., monthly, or quarterly) and that we include any exclusions from the Funds’ expense caps in the Notes going forward.

Response 10: The requested disclosures will be made in future filings.

Comment 11:
With respect to Allspring Managed Account CoreBuilder Series M and Series EM, in connection with the Note on Related Party Transaction, you asked that going forward we disclose if acquired fund fees and expenses are included or excluded from the Funds’ expense caps.

Response 11:  The requested disclosures regarding inclusion of acquired fund fees and expenses will be made in future filings.

Comment 12:
With respect to Allspring Managed Account CoreBuilder Series EM, you noted that the fee and expense table in the Fund’s prospectus included 0.02% in acquired fund fees and expenses with a corresponding waiver, and asked that we explain how the waiver of acquired fund fees and expenses is reflected in the financial statements.

Response 12: The waivers for acquired fund fees and expenses are included in the fee waivers and/or expense reimbursements line in the Statement of Operations. The acquired fund fee waiver is reclassed to income as to not show a negative total expense and expense ratio.

Comment 13:
With respect to the Allspring money market funds, you cited the requirement under Item 4b of Form N-CSR to disclose the nature of the services that comprise audit related fees and asked that we provide an explanation of such funds in future filings as required. You requested that we also supplementally describe the services for which the fees included in this filing were paid in correspondence.

Response 13: The requested disclosures will be made in future filings. The payment of $7,400 for Audit Related Services was in connection with consents issued to use the name of independent public accountants, in the prospectus updates for new share classes issued by certain money market funds.

Comment 14:
With respect to all the Form N-CSR filings for all Allspring Funds, you asked that the section of the form related to Certification Signatures include a parenthetical for “principal executive officer” and “principal financial officer” as required by the form next to the titles of each signatory for future filings.

Response 14: The requested disclosures will be made in future filings.

Form N-CEN:

Comment 15:
With respect to Allspring Income Opportunities Fund, you asked that we explain why Item C7 N (v) relating to “unfunded commitment agreements” was not checked.

Response 15: Item C7 N (v) was inadvertently not checked. The requested disclosure will be made in future filings as applicable.

Comment 16:
With respect to Allspring Global Long/Short Equity Fund, you asked that we explain why Item C20 (v) was not checked indicating that the Fund drew on a line of credit.

Response 16:
Allspring Global Long/Short Equity Fund did not borrow on the committed credit agreement with State Street Bank and Trust Company which is the reason Item C20(v) was not checked.

Comment 17:
With respect to Allspring Global Dividend Opportunity Fund and Allspring Muli-Sector Income Fund, you noted that item B10 should have been checked noting that matters for a vote of shareholders were put forth during the period.

Response 17:
The requested disclosure will be made in future filings as applicable.

Registration Statement Filings:

Comment 18:
With respect to Allspring Minnesota Tax Free Fund, you noted that there was a difference in the Class C gross expenses included in the prospectus fee table that was 1.66% and the gross expenses in the financial highlights that reflected 1.60%. You asked that we explain the difference.

Response 18: The difference is due to certain Shareholder Servicing and/or 12b-1 Distribution fees being returned to the fund (RTF). RTF is not contractually obligated and therefore not assumed in the prospectus fee table.

Comment 19:
With respect to Allspring Municipal Sustainability Fund, you noted that there was a difference in the Class A and Class C gross expenses included in the prospectus fee table that was 1.46% and 2.21%, respectively, and the gross expenses in the financial highlights that reflected 1.44% and 1.44%, respectively. You asked that we explain the difference.

Response 19: The difference is due to certain Shareholder Servicing and/or 12b-1 Distribution fees being returned to the fund (RTF). RTF is not contractually obligated and therefore not assumed in the prospectus fee table.

Comment 20:
With respect to Allspring National Tax-Free Money Market Fund, you noted that there was a difference in the expenses included in the fee and expense table in the Fund’s prospectus for the Service Class and those shown in the financial highlights. You noted that the prospectus table showed gross expenses of 0.54% and net expenses of 0.45%, while the financial highlights disclosed gross expenses of 0.38% and net expenses of 0.37%. You asked that we explain the difference.

Response 20: The difference is due to certain Shareholder Servicing and/or 12b-1 Distribution fees being returned to the fund (RTF). RTF is not contractually obligated and therefore not assumed in the prospectus fee table.

Comment 21:
With respect to Allspring Special International Small Cap Fund, you noted that there was a difference in the gross expenses in the fee and expense table in the Fund’s prospectus for Class C, and the gross expenses shown in the financial highlights. You noted that the prospectus disclosed gross expenses as 2.36%, while the financial highlights disclosed gross expenses as 1.73%. You asked that we explain the difference.

Response 21: The difference is due to certain Shareholder Servicing and/or 12b-1 Distribution fees being returned to the fund (RTF). RTF is not contractually obligated and therefore not assumed in the prospectus fee table.

Comment 22:
With respect to the Allspring Emerging Markets Equity Income Fund, you noted that there was a difference in the gross expenses disclosed in the fee and expense table in the Fund’s prospectus for Administrator Class and those disclosed in the financial highlights. You noted that the prospectus disclosed gross expenses as 1.60%, while the financial highlights disclosed gross expenses as 1.57%. You asked that we explain the difference.

Response 22:The difference is due to certain Shareholder Servicing and/or 12b-1 Distribution fees being returned to the fund (RTF). RTF is not contractually obligated and therefore not assumed in the prospectus fee table.

Comment 23:
With respect to the Allspring Alternative Risk Premia Fund, you noted that there was a difference in the gross expenses disclosed in the fee and expense table in the Fund’s prospectus for Institutional Class and those disclosed in the financial highlights. You noted that the prospectus disclosed gross expenses as 1.58% (without acquired fund fees and expenses), while the financial highlights disclosed gross expenses as 1.62%. You asked that we explain the difference.

Response 23: Asset fluctuations throughout the Fiscal Year caused the FIHI calculation of fund level expenses (i.e. Custody, audit, legal) allocated to the class to be higher than the other class in the Fund. For the Prospectus those fees are normalized and represented as equal across each class.

Comment 24:
With respect to Allspring California Tax-Free Fund and Allspring Wisconsin Tax-Free Fund, you noted that both Funds are non-diversified, and you asked that we explain supplementally how each fund is non-diversified including whether the Funds have been operating as non-diversified during the prior three years. Also, you asked that we confirm that if either or both Funds are now de facto operating as diversified funds that either or both Funds will obtain shareholder approval prior to returning to non-diversified.

Response 24: We confirm that the Allspring California Tax-Free Fund has not operated as non-diversified during the prior three years and thus is operating de facto as diversified. We also confirm that the Fund will obtain shareholder approval prior to returning to non-diversified. We confirm that the Allspring Wisconsin Tax-Free Fund has operated as non-diversified during the prior three years however, and as such, remains non-diversified.

Comment 25:
With respect to Allspring VT Discovery All Cap Growth Fund, you asked that we explain how the Fund is currently meeting diversification requirements.

Response 25:
The 25% issuer diversification limit is monitored at the time of purchase. Once the 25% limit is reached, our pre-trade compliance rule will prohibit any additional purchases in issuers that represent more than 5% of total assets. The Allspring VT Discovery All Cap Growth Fund was in excess of the overall 25% issuer limit at period end due to market fluctuation.

Comment 26:
With respect to Allspring Global Long/Short Equity Fund, you noted that the Fund’s portfolio turnover rate has been approximately 400% for three years. You asked that we consider whether active and frequent trading should be disclosed as part of the Fund’s principal investment strategy along with the relevant principal risk.

Response 26: The Fund’s prospectus includes disclosure regarding the portfolio turnover rate for the Fund and the costs and taxes associated with higher portfolio turnover. Specifically, the summary section of the Fund’s prospectus includes the required “Portfolio Turnover” sub-section that includes the most recent portfolio turnover rate for the Fund and disclosure noting that a higher portfolio turnover rate may result in higher transaction costs and taxes. The prospectus also contains the following disclosure as part of its principal investment strategy discussion: “We may actively trade portfolio securities, which may lead to higher transaction costs that may affect the Fund’s performance. In addition, active trading of portfolio securities may lead to higher taxes if your shares are held in a taxable account.” Because both sets of disclosure highlights the costs and taxes associated with higher portfolio turnover, we do not believe that principal risk disclosure is necessary.

Comment 27:
With respect to Allspring National Tax-Free Money Market Fund, you noted that approximately 36% of the Fund’s investments were in tender option bonds. You asked that we consider whether to include disclosure regarding tender option bonds in the Fund’s principal investment strategy along with the relevant principal risk.

Response 27: After further consideration, we have determined that specific disclosure in the prospectus regarding tender option bonds is not needed. We believe that, particularly given that the tender option bonds in which the Fund invests are 2a-7 eligible, that the existing risk disclosure in the prospectus regarding debt securities, municipal securities and money market securities adequately describes the risks associated with the Fund’s investments.

Comment 28:
With respect to each of the Allspring state-specific municipal bond funds, you asked that we consider adding a new principal risk describing the specific risks associated with investing in each named state.

Response 28: We respectfully decline to add such disclosure. We note that each state-specific municipal bond fund currently includes a State Emphasis Risk which we believe sufficiently informs shareholders of the risks associated with investing in such funds. We note that the SAI includes detailed risk disclosure regarding the specific risks of investing in each of the states in which the state-specific municipal bond funds invest.

Comment 29:
With respect to the Allspring money market funds, as required by Rule 2a-7(h)(10), you asked that we include a brief description of “other investments” included for each Fund on the portfolio holdings listed on the Funds’ website.

Response 29: We are exploring how best to operationally implement this change and will include such description in the portfolio holdings as soon as practicable.

Other Disclosures:

Comment 30:
With respect to Allspring Global Dividend Opportunity Fund, Allspring Income Opportunities Fund and Allspring Multi-Sector Income Fund, you noted that disclosure in each Fund’s annual report seemed to indicate that each Fund was operating with a managed distribution plan as described under Allspring’s Section 19(b) exemptive relief but that not all of the disclosure requirements of the relief appeared to have been met.  You asked that we explain.

Response 30: Each of these Funds has a Board-approved plan to provide shareholders with distributions at an annual minimum fixed rate, but these plans are not “managed distribution plans” within the meaning of Allspring’s Section 19(b) exemptive relief and as such, are not subject to the disclosure requirements set out in the exemptive order.

Please feel free to call me at (857) 990-1101 if you have any questions or comments with respect to this matter.

Sincerely,
/s/ Maureen Towle

Maureen Towle
Managing Counsel
ALLSPRING GLOBAL INVESTMENTS

Exhibit A

List of funds reviewed:

File #

Registrant Name

Series Name

FYE Reviewed
811-09253
ALLSPRING FUNDS TRUST
Allspring Managed Account CoreBuilder Shares

10/31/2023

Series EM
811-09253
ALLSPRING FUNDS TRUST
Allspring International Equity Fund

10/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Global Long/Short Equity Fund

10/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Emerging Markets Equity Income Fund

10/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Treasury Plus Money Market Fund

1/31/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Short-Term Municipal Bond Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring 100% Treasury Money Market Fund

1/31/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Government Money Market Fund

1/31/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Alternative Risk Premia Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring California Limited-Term Tax-Free fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Pennsylvania Tax-Free Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring California Tax-Free Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Managed Account CoreBuilder Shares Series M
12/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Special International Small Cap Fund

10/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring National Tax-Free Money Market Fund

1/31/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Absolute Return Fund

4/30/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Money Market Fund

1/31/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Municipal Bond Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Wisconsin Tax-Free Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring High Yield Municipal Bond Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Heritage Money Market Fund

1/31/2024
811-09253
ALLSPRING FUNDS TRUST
Allspring Ultra Short-Term Municipal Income Fund
6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Minnesota Tax-Free Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Intermediate Tax/AMT-Free Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Special Global Small Cap Fund

10/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Emerging Markets Equity Fund

10/31/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Strategic Municipal Bond Fund

6/30/2023
811-09253
ALLSPRING FUNDS TRUST
Allspring Municipal Sustainability Fund

6/30/2023
811-09255
ALLSPRING VARIABLE TRUST
Allspring VT Small Cap Growth Fund

12/31/2023
811-09255
ALLSPRING VARIABLE TRUST
Allspring VT Opportunity Fund

12/31/2023
811-09255
ALLSPRING VARIABLE TRUST
Allspring VT Index Asset Allocation Fund

12/31/2023
811-09255
ALLSPRING VARIABLE TRUST
Allspring VT Discovery All Cap Growth Fund

12/31/2023
811-09255
ALLSPRING VARIABLE TRUST
Allspring VT Discovery SMID Cap Growth Fund

12/31/2023
811-21269
ALLSPRING INCOME

ALLSPRING INCOME OPPORTUNITIES FUND
4/30/2024

OPPORTUNITIES FUND

811-22005
ALLSPRING GLOBAL DIVIDEND
ALLSPRING GLOBAL DIVIDEND OPPORTUNITY
10/31/2023

OPPORTUNITY FUND

FUND
811-21331
ALLSPRING MULTI-SECTOR
ALLSPRING MULTI-SECTOR INCOME FUND
10/31/2023

INCOME FUND